Prospectus Supplement	File Pursuant to Rule 424(b)(3)
(To Prospectus dated May 14, 2018)	Registration Statement No. 333-222061

Prospectus

1,662,137 Shares of Common Stock

COSMOS HOLDINGS INC.

On May 24, 2018, Cosmos Holdings Inc (the “Company”) entered into a first Amendment (the “Amendment”) to Share Exchange Agreement (the “SEA”) by and among Marathon Global Inc (“Marathon”) a corporation incorporated under the laws of the Province of Ontario, Canada; Kaneh Bosm Biotechnology Inc (“KBB”) a corporation incorporated under the laws of the Province of British Colombia and a public reporting company on the Canadian Securities Exchange and certain other sellers of Marathon capital stock. Pursuant to the terms of the Amendment, the Company transferred half of its interest in Marathon. The Company received 5 million shares of KBB constituting approximately 9% percent of the capital stock of KBB issued and outstanding, plus CAD $2,000,000 under the SEA.

The date of this Prospectus Supplement is May 31, 2018.